China Best Ideas Investment Conference September 10, 2013 Exhibit 99.2

Forward Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about
Tiger Media's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate,"
"confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.
Potential risks and uncertainties include the risks outlined in the Company's filings with the U.S. Securities and
Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.
This communication is intended only for the addressee(s) and may contain information that is privileged and confidential. Tiger Media has taken all reasonable care to ensure that files and documents provided to potential investors were accurate on the stated date of publication or last modification. Tiger Media takes no responsibility for the consequences of error or for any loss or damage suffered by users of any of the information published on any of these files or documents, and such information does not form any basis of a contract with readers or users of it.

Introduction of the Player:
Potential Investment Opportunity:
Tiger Media is listed on the NYSE MKT exchange under the symbol “IDI”.  Tiger Media’s shareholders include: affiliate entities of Dr. Philip Frost, Gabelli Asset Management,
Deutsche Asset Management , Luxor, Heartland, the Nan Fung Group, and TGC .
Mall Outdoor LCD Screen Media Network

Print, cinema, TV, radio, outdoor, internet ad expenditure
China 2010 to 2015
US$ million
Ad Expenditure in US$ million
20,000
16,500
13,000
9,500
6,000
3,500
0
2010
2011
2012
2013
2014
2015
Year
Print
Cinema
TV
Radio
Outdoor
Internet

4 4 The China Ad Market -1 Source: ZenithOptimedia Ad Forecast Outdoor and Internet are the growing media sectors by year and by ad spend

Ad expenditure share by medium China 2012

Radio
4%
Outdoor
14%
Internet
19%
TV
42%
Print
21%
Cinema
0%

Ad expenditure share by medium China 2015

Outdoor
15%
Internet
32%
Radio
4%
Print
15%
TV
34%
Cinema
0%

5 5 Source: ZenithOptimedia Ad Forecast Ad spend in the Outdoor and Internet sectors grow at the expenses of the TV and Print sectors The China Ad Market -2

6 6 Mall Outdoor LCD Screen Media Network —— Wide coverage of middle to upper income target audience in CBD districts

Mall Outdoor LCD Screen Media Network
A new outdoor media network of large format LCD screens at
prominent entry points of high end shopping centers
located at major central business district locations in
Shanghai first, then BJ, GZ, SZ and Tier II, III cities
7 7
Mall Outdoor LCD Media Screen Network
LCD

8
Mall Outdoor LCD Media
Network--
Details

•
LCD screens of varied sizes (42”, 55”, 65”, 70”) are
built in high traffic street junctions and close
proximity to the point of purchase for middle to
high-end merchandizes
•
Poster ads of mostly 10 sec duration each are run at
a package of 120 times for 15 hours (8:00 to 23:00) a
day over our network
•
About 44 clients/day can be recruited
•
Current rate card price is RMB738,000 per 2-week
package

Xintiandi 新天地
-- Stand-alone screen 独立屏

HK Plaza 香港广场
-- Composite of screens组装屏

Yueda Plaza 悦达城
-- Logo Pillar 立柱

Metro-City 美罗城
-- Wall inserts 橱窗

9 9 Mall Outdoor LCD Media Network - Formats

TIGER media,inc.

大悦城
仙乐斯广场
世贸百联
恒基名人
梅龙镇广场
上海商城
南京路步行街
悦达889
华润时代广场
来福士广场
芳汇广场
静安公园，久光
无限度
中山公园龙之梦
吴江路
八佰伴
香港广场
新天地
华狮广场
第六百货
港汇广场
美罗城
正大乐城
卫星
1 公里

> 115 high-resolution LCD screens in > 23 malls Mall Outdoor LCD Media Network - SH Coverage

商圈半年到达率
87.3
60.8
58.4
53.9
43.3
35.3
33.5
28.5
27.4
26.0
21.2
19.2
所有商圈
徐家汇
淮海路
南京东路
南京西路
中山公园
外滩
五角场
八佰伴
陆家嘴
虹桥
大宁

大宁
徐家汇
外滩
陆家嘴
淮海路
五角场
虹桥
八佰伴
南京东路
中山公园
南京西路

• About
90%
coverage of Shanghai urban consumers are in

CBDs.
• Our coverage of 6 key CBDs capture
70%
reach of urban consumers, and
90%
reach if the Bund and LuJiaZui areas are not considered
Source:CMMS2012SU
Base:
Shanghai N=5269
Our coverage 6 CBDs  are indicated in red
--- 70% coverage of urban consumers
XuJiaHui
HuaiHai Rd
NanJing
East Rd
NanJing
West Rd
ZhongShan
Garden
Yaohan
Mall Outdoor LCD Media
Network--
Consumer Reach

TIGER media,inc.

opening soon
安徒生文化酒店
茂悦大酒店
新天安堂旧址
海宁路
银城路
地铁4号线
卫星
静安区政府
上海市政府
黄浦区政府
延安东路
大境阁
上海城
静安区政府
延安饭店
延安高架路
长宁区政府
白鲸表演馆
大渡河路
长宁路
天山路
瑞泰酒店
古北
古羊路
宋园路
元一希尔顿酒店
吴中路
恒硕公寓酒店
1 公里
陆家浜路
南车站路
上海科技馆

Raffles City, 6 screens
XinTianDi, 6 screens
Shanghai Center, 14 screens
Nanjing Road East, 6 screens
Westgate Mall. 8 screens
Zhongshan Park, 6 screens
>
115 high-resolution LCD screens in
>
23 malls
Mall Outdoor LCD Media Network - SH Prime Sites

Strengths of Mall Outdoor LCD Media Network - 1
1. Currently has very low penetration rate and a huge untapped market.
(As
opposed to a mature market such as elevator media)
• Room for growth
• A new media platform that appeals to advertisers who are constantly searching for new media at prime locations
2. High margin/Low cost business model
• Compared to elevator media
• Similar impact as billboards but is able to serve many more clients with multiple advertisements
•
Centralized control room :
Consisting of the back-end electronic system with
access to the system of every Screen logo
•
High Margins:
Has higher margins when economies of scale is attained, as
opposed to elevator screens. The per-unit cost of project may be higher but to achieve the same level of revenue, much fewer units are required. It is a "bigger-
ticket” platform.
(For the same scale of business as elevator media, shopping mall screens network operators have fewer locations and clients to manage)
Less layers of costs :
“Many-in-One” :

Strengths of Mall Outdoor LCD Media Network -2
3. Can command higher rates for the selling price of advertisement space as media sites are at prime locations.
• Prime Location within city: At prime CBDs and at ultra-high grade buildings
• Prime Location within the
buildings:
At the entrance, displayed for all to see
• Heavy traffic with high reach of consumers
• Proximity of sales locale
• Larger-size screens: Larger area for advertisement
• Eye-Catching: Capture eye-level awareness at street level
• Extension of Use: Add new technologies to value-add the screen usages
3. Securing of Positions ----Terms with building owners and management is already locked-in
• Proprietary relationship with real estate companies
• Synergetic use of Platform: sharing of airtime with building management
• Hassle-free from politics: Business activities are within private management area of buildings with little worry of government policy changes and licenses.
• Longer-term operating contracts with building management: 3-5 Years

15 15 • Positive client response and sales since launch in June 2O13 BMW Australian Tourism McDonald’s LVMH--Benefit Pepsi-cola Mall Outdoor LCD Media Network - Sales

TIGER media, inc.

PEPSI

BURGER KING

LVMH
MOËT HENNESSY• LOUIS VUITTON

TOURISM AUSTRALIA

McDonald's

Enjoy Coca-Cola

CLARINS PARIS

恒生銀行
HANG SENG BANK

citi

BVLGARI

16 16 • Upcoming Sales Mall Outdoor LCD Media Network - Clients

TIGER media, inc.

Volga
Ob'
Yenisey
Amur
Lake Baikal
North Pacific Ocean
Caspian Sea
KAZAKHSTAN
RUSSIA
Harbin
Aral Sea
Lake Balkhash
MONGOLIA
Shenyang
JAPAN
NORTH KOREA
SOUTH KOREA
TURKMENISTAN
UZBEKISTAN
KYRGYZSTAN
BEIJING
Tianjin
Ürümqi
IRAN
TAJIKISTAN
Huang He
AFGHANISTAN
Indian claim
Lanzhou
Zhengzhou
Shanghai
Xi'an
Nanjing
Philippine Sea
East China Sea
Wuhan
Chengdu
PAKISTAN
Indus
Chinese line of control
Brahmaputra
Chongqing
Chang Jiang
Taipei
Lhasa
NEPAL
Taiwan
Ganges
BHUTAN
Guangzhou
INDIA
Mekong
Hong Kong S.A.R.
Macau
0 300 600 km
0 300 600 mi
Arabian Sea
BANGLADESH
VIETNAM
South China Sea
BURMA
LAOS
Hainan Dao
PHILIPPINES
THAILAND

17 17 Shanghai as flagship city, expand coverage to BJ, GZ and SZ in 1-2 years time Mall Outdoor LCD Media Network - Pipeline in 1-2 years

Volga
Caspian Sea
KAZAKHSTAN
R U S S I A
Lake Baikal
Amur
North Pacific Ocean
Harbin
Aral Sea
Lake Balkhash
MONGOLIA
JAPAN
NORTH KOREA
SOUTH KOREA
TURKMENISTAN
UZBEKISTAN
KYRGYZSTAN
Ürümqi
BEIJING
IRAN
TAJIKISTAN
Yellow Sea
AFGHANISTAN
Indian claim
Lanzhou
Huang He
Shanghai
Xi'an
Philippine Sea
East China Sea
Chinese line of control
Chengdu
Chongqing
Brahmaputra
PAKISTAN
Indus
Lhasa
NEPAL
Taipei
Taiwan
Ganges
BHUTAN
Guangzhou
INDIA
Mekong
Hong Kong S.A.R.
Macau
0 300 600 km
0 300 600 mi
Arabian Sea
BANGLADESH
VIETNAM
South China Sea
BURMA
LAOS
Hainan Dao
PHILIPPINES
THAILAND

18 18 Coverage expand to 6-8 Tier II & III cities Mall Outdoor LCD Media Network- Pipeline in 2-3 years

19 19 Expansion of LCD screens into Digital OOH screens ---- Interactive Solutions Mall Outdoor LCD Media Network -- Upcoming Plans

TIGER media, inc.

KINECT
for XBOX 360
htc
htc

CARRIES PARIS COAT
$169.95
PUMA

20 20 Interactive Digital OOH screen -1 Mall Outdoor LCD Media Network -- Upcoming Plans

TIGER media, inc.

Argos Gift Box
ocado
Window shopping

NOKIA 8800
PIXCOM

Touch Screen Interactive Digital OOH screen -2 Mall Outdoor LCD Media Network -- Upcoming Plans

TIGER media, inc.

NFC

PAY YOUR FARE HERE
JUST TAP & GO™

24 24 Interactive Digital OOH screen -3 Mall Outdoor LCD Media Network -- Upcoming Plans

TIGER media, inc.

普陀区政府
上海站
天目中路立交桥
安徒生文化酒店
普陀区人民医院
武宁路
我格广场
曹杨
桐柏路桥
新天安堂旧址
东方明珠塔
东方医院
外滩
上海中心
黄浦区政府
静安区政府
长宁区政府
长宁路
天山路
江苏路
延安高架路
延安饭店
大境阁
上海城隍庙
复兴东路
瑞金宾馆
兴国宾馆
绍兴公园
延安西路立交桥
新华路
时代大厦
虹桥迎宾馆
淮海西路
中山西路
古北
三湘大厦
海螺大厦
光启公园
徐汇区政府
卢浦大桥
世博公园
中国国家馆
后滩公园
龙阳路立交桥
杨高路浦建路立交
1 公里
H&M

23 23 Integration of Shopping Mall Screen Network with Phone Apps Mall Outdoor LCD Media Network -- Upcoming Plans

Peter TAN
CEO
• Appointed CEO in February 2012 and board of directors in June 2011.
• Chairman of TGC Partners and managing director of TGC Financial Partners.
• Extensive capital markets experience including more than 40 investments in China, 12 of which eventually listed in international stock exchanges.
Steve YE
CFO
• Over 15 years of financial management experience, including many years with U.S. listed Chinese companies.
• Has extensive experience in financial oversight with GAAP, SOX compliance, implementing operational efficiencies, risk management and financial integration, as well as SEC financial reporting, budgeting and treasury management.
• Prior to Tiger Media, was Finance Director with  Suntech, a NYSE listed US company and one of the world’s largest producers of solar panels with 2011 revenue of $3.1 billion.
• Worked at Wells Fargo, General Electric and ABN AMRO Bank in various financial leadership roles.
• BA, Shanghai International Studies University with a major in Accounting, Masters of Business Administration from University of Rochester. A Certified Public Accountant and a Certified Financial Analyst.
Stephen ZHU
COO
• Joined  Tiger Media as Chief Operating Officer of China Operations in September 2011.
• Founder of Symbol Media, an integrated outdoor advertising company whose clients include well-recognized brands such as KFC, Puma, Coca-Cola, Volkswagen, AIA, Samsung, Canon, Ikea, Land Rover and an extensive client base from diversified industry sectors.
• Has deep relationships with major advertising agencies in China, including Kinetic, Zenith, Optimum, Carat,
McCann and Dentsu.
• Also a market leader in developing 3D advertising platforms within China
• A graduate from TongJi JiGuang Academy, Shanghai, China
Management Team

25 25
Thanks
Contact: peter.tan@tigermedia.com
Tiger Media, Inc.
1010 38 3803 200030
Room3803, 38th Floor, K Wah Center, 1010 Middle Huaihai Rd.
Xuhui District, Shanghai, China 200030
T: +86-21-5401-0959 F: +86-21-3461-5667
Web: www.tigermedia.com
Hotline: 400-821-7355